Exhibit 4.46

Rights and Obligations Assumption Letter

This entity, Foshan Saiyuan Culture Co., Ltd., is the subsidiary established by Foshan Yixue Culture Co., Ltd.(“Foshan Yixue”), which is the wholly owned subsidiary of Foshan Yongliang Education Technology Co., Ltd. (“Investor”) and registered in Foshan City at Shunde District Administration for Market Regulation on July 9, 2024. The Investor indirectly holds 100% of the interests in this entity through Foshan Yixue.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, the supplemental agreement entered into on August 13, 2021, and the supplemental agreement entered into on June 17th, 2024, this entity shall join the Agreement according to Article 10.3 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Foshan Saiyuan Culture Co., Ltd.（Seal）Seal of Foshan Saiyuan Culture Co., Ltd. Affixed

Date: September 19, 2024

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